SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of 08/03/2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




The company has received the following notification:


                                       Credit Suisse Securities (Europe) Limited
                                                                One Cabot Square
                                                                          London
                                                                         E14 4QJ
                                                        Tel: +44 (0)20 7888 8888
                                                        Fax: +44 (0)20 7888 1600


The Company Secretary
Telent plc
New Century Park
P.O. Box 53
Coventry
CV3 1HJ

31 July 2006


Dear Sirs,

Telent plc ("The Company")

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 27 July 2006, following acquisitions, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of The Company:


 1. Credit Suisse Securities (Europe) Limited ("CSSEL") 3,122,951 shares. CSSEL held an Interest in 104,000 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.
 2. Credit Suisse International ("CSi") 31,051 shares.


The CS companies now hold a total interest of 3,154,002 shares being equivalent to approximately 5.14% of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL and CSi are, under the terms of section 203 of the Act, each interested by attribution in any shares which CSSEL and CSi are interested.


Yours faithfully


Rob Daborn
Vice President - Legal and Compliance





The company has received the following notification:


                                       Credit Suisse Securities (Europe) Limited
                                                                One Cabot Square
                                                                          London
                                                                         E14 4QJ
                                                        Tel: +44 (0)20 7888 8888

                                                        Fax: +44 (0)20 7888 1600

The Company Secretary
Telent plc
New Century Park
P.O. Box 53
Coventry
CV3 1HJ


28 July 2006


Dear Sirs,

Telent plc ("The Company")

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 26 July 2006, following disposals, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of The Company:


 3. Credit Suisse Securities (Europe) Limited ("CSSEL") 2,874,975 shares. CSSEL held an Interest in 104,000 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.
 4. Credit Suisse International ("CSi") 31,051 shares.


The CS companies now hold a total interest of 2,906,026 shares being equivalent to approximately 4.73% of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL and CSi are, under the terms of section 203 of the Act, each interested by attribution in any shares which CSSEL and CSi are interested.


Yours faithfully



Rob Daborn
Vice President - Legal and Compliance





The company has received the following notification:



                                       Credit Suisse Securities (Europe) Limited
                                                                One Cabot Square
                                                                          London
                                                                         E14 4QJ
                                                        Tel: +44 (0)20 7888 8888
                                                        Fax: +44 (0)20 7888 1600


The Company Secretary
Telent plc
New Century Park
P.O. Box 53
Coventry
CV3 1HJ


27 July 2006


Dear Sirs,

Telent plc ("The Company")

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 25 July 2006, following disposals, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of The Company:


 5. Credit Suisse Securities (Europe) Limited ("CSSEL") 3,619,072 shares. CSSEL held an Interest in 104,000 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.
 6. Credit Suisse International ("CSi") 31,051 shares.


The CS companies now hold a total interest of 3,650,123 shares being equivalent to approximately 5.94% of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL and CSi are, under the terms of section 203 of the Act, each interested by attribution in any shares which CSSEL and CSi are interested.


Yours faithfully


Rob Daborn
Vice President - Legal and Compliance


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 03/08/2006